Exhibit 99.5

NEWS RELEASE

Lithium Americas Reports Third Quarter 2021 Results

November 15, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) has reported unaudited financial and operating results for the third quarter ended September 30, 2021.

HIGHLIGHTS

Caucharí-Olaroz

•	Construction activities at Caucharí-Olaroz continue to advance, targeting first production by mid-2022 on the initial 40,000 tonnes per annum (“tpa”) lithium carbonate equivalent (“LCE”) operation.
•	As of September 30, 2021, $519 million has been spent or 81% of the $641 million budget, with the majority of remaining budget committed.
•	Over 1,200 workers are on site, with over 97% of the total workforce having received at least their first COVID-19 vaccine dose and over 60% have received two doses.
•	With all major equipment on site, focus is on construction of the chemical and processing plants.
•	In early October, commissioning of the lime plant started to lime concentrated brine to support production ramp up. The project has sufficient brine inventory to support production ramp up.
•	Development planning for a second stage expansion of at least 20,000 tpa LCE continues to advance.

Thacker Pass

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In October 2021, Nevada Department of Environmental Protection made a preliminary determination to issue three remaining key state-level permits: Water Pollution Control Permit, Mine Reclamation Permit and Class II Air Permit. The Record of Decision appeal process remains on track with the hearing date set for Q1 2022.

•

Phase 1 of the Feasibility Study was increased to target 40,000 tpa lithium carbonate (from 30,000-35,000 tpa). A potential Phase 2 expansion scenario to target total capacity of 80,000 tpa is being incorporated.

•	Updated the Measured and Indicated (“M&I”) Resource estimate to 13.7 million tonnes (“Mt”) LCE at 2,231 parts per million lithium (“ppm Li”).
•	Early-works construction expected to commence in H1 2022, includes site access, site preparation, water line and additional infrastructure to condense and de-risk the overall construction schedule.
•	Discussions continue with potential strategic partners and customers.
•	An integrated pilot plant to support increased scale and ongoing optimization work and to provide product samples for potential customers is expected to be operational in the first half of 2022.

Corporate:

•	As at September 30, 2021, the Company had $482 million in cash and cash equivalents.
•	As at September 30, 2021, the Company had $134 million in available credit, with $146 million drawn from the $205 million senior credit facility and $25 million drawn from its $100 million unsecured, limited recourse, subordinated loan facility. This available credit is expected to fully fund the Company’s share of the remaining capital expenditure at Caucharí-Olaroz.
•	In July, the Company completed a strategic investment in Arena Minerals Inc. (TSX-V: AN) of $5 million for an approximate 12.9% equity interest (14.6% on a fully diluted basis).
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In early September, the Company was approved as an IRMA (Initiative for Responsible Mining Assurance) Pending Member which means that the Company commits to have the proposed project audited against the new draft IRMA Ready Standard for exploration and development within 12 months of its availability for application.

•	In September, the Company was recognized on the TSX30 2021 as one of the top 30 performers on the TSX.
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On October 1, 2021 Jose Francesconi joined the team and is responsible for overseeing projects and technical services in Argentina. Mr. Francesconi brings over thirty years of execution experience for large capital projects and was previously the Operations Director, Argentina for Worley, and the Associate Engineering Director of Dow Engineering.

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On November 1, the Company submitted an unconditional offer to acquire all outstanding shares of Millennial Lithium Corp. (“Millennial”) at a price of C$4.70 per share, payable in Lithium Americas common shares and cash of C$0.001 per Millennial share for total consideration of approximately US$400 million.

TECHNICAL INFORMATION

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, and a Qualified Person as defined by National Instrument 43-101.

FINANCIAL RESULTS

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Quarter ended September 30,
	2021	2020
	$	$
Expenses	(16.6)	(5.7)
Net loss	(17.2)	(6.5)
(Loss)/income per share – basic	(0.14)	0.07

(in US$ million)	As at September 30, 2021	As at December 31, 2020
	$	$
Cash and cash equivalents	482.1	148.1
Total assets	716.2	326.7
Total long-term liabilities	(180.3)	(127.3)

During the nine months ended September 30, 2021, total assets and cash increased primarily due to the $377.4 million net proceeds raised from the underwritten public offering of common stock, partially offset by expenditures in the period. Total long-term liabilities increased primarily as a result of drawdowns on the Company’s senior credit facility of $50.1 million.

The higher net loss in Q3 2021 compared to Q3 2020 is primarily attributable to higher Thacker Pass expenditures.

Click here to view the Company’s third quarter results for 2021.

About Lithium Americas:

Lithium Americas is a development-stage company focused on advancing to production a lithium brine operation in Jujuy, Argentina and a sedimentary lithium clay project in Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: successful development of the Caucharí-Olaroz project and the Thacker Pass project, including timing, progress, construction, milestones, anticipated production and results thereof; expectations and anticipated impact of COVID-19 on the Company and its mineral properties; capital expenditures and programs, and the Company’s ability to fund such programs; government regulation of mining operations and treatment under governmental and taxation regimes; the timing, amount and type of future production; the estimated amount and grade of mineral resources for the Thacker Pass project; expected outcome and timing of environmental surveys and analysis, permit applications and other environmental matters; expected environmental impact of the project, and quality of the technology utilized to minimize such impact; expected timing and outcome of litigation concerning the Thacker Pass project; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity, product quality of production and sufficiency of brine inventory of the Caucharí-Olaroz project, which is held and operated through an entity in Argentina co-owned by the Company, Ganfeng Lithium Co. Ltd. (“Ganfeng”) and Jujuy Energia y Mineria Sociedad del Estado (JEMSE); successful operation of the Caucharí-Olaroz project under the co-ownership structure, and expectations concerning proposed expansion plans for the project; results of the Company’s engineering, design and permitting program at the Thacker Pass project, including the Company meeting deadlines and receiving and maintaining permits as anticipated; timing, results and completion of a feasibility study and to make a construction decision for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of the Caucharí-Olaroz project; Company expectations as to feasibility study activities at the Thacker Pass project, including timing for pilot plant operations and expectations concerning the outcome of such operations; the timing and extent of early works construction for the Thacker Pass project; the potential for partnership and financing scenarios for the Thacker Pass project; expected benefits of the Arena Minerals investment; and expectations concerning the offer to Millennial.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information.  Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others, the following: current technological trends; a cordial business relationship between the Company and Ganfeng for the Caucharí-Olaroz project; ability of the Company to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project, and raise additional capital as needed, and the respective impacts of the projects when production commences; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina, and resolving any complaints or litigation concerning such environmental permitting processes; realizing on the expected benefits from previous transactions with existing or new partners, or for debt financing; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s ability to produce high purity battery grade lithium products; the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry; currency exchange and interest rates; general economic conditions; a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; exploration, development and construction costs for the Caucharí-Olaroz project and the Thacker Pass project; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; successful results from the Company’s testing facility and third-party tests related thereto for the Thacker Pass project; capital costs, operating costs, and sustaining capital requirements of the Caucharí-Olaroz project and the Thacker Pass project; technological advancements and changes; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project; the Company’s ability to obtain additional financing, including pursuant to an additional debt funding commitment, on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impact of COVID-19 on the Company’s business; that pending patent applications are approved; the Company’s anticipated ownership interest in holdings of shares, warrants and other securities issued by third parties; accuracy of development budget and construction estimates; preparation of a development plan and feasibility study for lithium production at the Thacker Pass project; CATL not exercising the Match Right under the CATL Agreement; the performance of the Company’s shares through to completion of the transactions contemplated by the Offer being stable; the approval of Millennial shareholders of the transaction; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; favourable treatment of the transaction under applicable anti-competition laws; and stock market conditions generally.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, changes in public perception concerning mining projects generally, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, outcomes of litigation concerning the Company’s mineral properties, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s most recent annual management discussion analysis and annual information form, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and on the SEC website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on such forward-looking information.